UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

DELPHI CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

247126105

(CUSIP Number)

Mr. Timothy Bass

Pardus Capital Management L.P.

590 Madison Avenue

Suite 25E

New York, NY 10022

(212) 719-7550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Robert B. Stebbins, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

August 3, 2007

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Special Opportunities Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), is the beneficial owner of 26,400,000 shares of common stock, par value $0.01 per share (the “Shares”), of Delphi Corporation, a Delaware corporation (the “Issuer”). Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), as the general partner of PCM, and

Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Capital Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Pardus Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Karim Samii

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the Proposal and related Investment Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 20,219,188 Shares.

The Schedule 13D filed on July 26, 2007 (the “Initial Schedule 13D”) by Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), Pardus DPH Holding LLC (“Pardus”), a Delaware limited liability company, Mr. Karim Samii, an individual and Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC” and, collectively, the “Reporting Persons”) relating to the shares of common stock, $0.01 par value (the “Shares”), of Delphi Corporation (the “Issuer”), is hereby amended by this Amendment No. 1 to the Initial Schedule 13D (this “Amendment No. 1”).

Certain information contained in this Amendment No. 1 relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment No. 1 that does not expressly pertain to any of the Reporting Persons.

The information set forth in the Exhibits to this Amendment No. 1 is hereby expressly incorporated herein by reference and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

Subsequent to July 23, 2007 and in connection with the bankruptcy proceedings relating to the Issuer’s plan of reorganization, the Investors and the Issuer agreed to certain modifications to the Form of Investment Agreement. On August 2, 2007, the Bankruptcy Court held a hearing on the Issuer’s motion for the approval of the Form of Investment Agreement. On August 2, 2007, the Bankruptcy Court approved such motion and on August 3, 2007, the modified Investment Agreement and certain commitment letters thereunder were executed by the parties thereto. Copies of the modified Investment Agreement and commitment letters are filed herewith as Exhibit 6, Exhibit 7, Exhibit 8 and Exhibit 9, respectively.

This Amendment is not a solicitation for votes on the Issuer’s plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer’s plan of reorganization.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On August 3, 2007, after approval by the Bankruptcy Court, the Investors and Issuer entered into the Investment Agreement and certain commitment letters thereunder.

Item 7.	Material to be Filed as Exhibits

6. Equity Purchase and Commitment Agreement, dated August 3, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation (incorporated by reference to Exhibit 25 to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 7, 2007).

7. Letter Agreement, dated August 3, 2007, from Appaloosa Management L.P. to A-D Acquisition Holdings, LLC (incorporated by reference to Exhibit 26 to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 7, 2007).

8. Letter Agreement, dated August 3, 2007, from Harbinger Capital Partners Master Fund I, Ltd. to Harbinger Del-Auto Investment Company Ltd (incorporated by reference to Exhibit 27 to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 7, 2007).

9. Letter Agreement, dated August 3, 2007, from Pardus Special Opportunities Master Fund L.P. to Pardus DPH Holding LLC (incorporated by reference to Exhibit 28 to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 7, 2007).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007	PARDUS DPH HOLDING LLC

	By:	Pardus Capital Management L.P., its Manager

	By:	/s/ Karim Samii
Name: Karim Samii Title: President/CIO

Dated: August 7, 2007	PARDUS SPECIAL OPPORTUNITIES MASTER FUND L.P.

	By:	Pardus Capital Management L.P., its Investment Manager

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: August 7, 2007	PARDUS CAPITAL MANAGEMENT L.P.

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: August 7, 2007	PARDUS CAPITAL MANAGEMENT LLC

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: August 7, 2007		/s/ Karim Samii
Karim Samii